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January 8, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Malibu Boats, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 8, 2014
File No. 333-192862

Dear Ms. Block:

Based on the discussion with the staff of the Securities and Exchange Commission (the “Commission”) on Tuesday, January 7, 2014, regarding Malibu Boats, Inc.’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on January 8, 2014, please find enclosed changed pages marked to show share- and price-sensitive information that Malibu Boats, Inc. intends to include in Amendment No. 2 to the Registration Statement to be filed prior to printing the preliminary prospectuses for distribution.

Should you have any questions or need anything else in this regard, please feel free to call me at (615) 850-8476.

Very truly yours,

/s/ J. Chase Cole

J. Chase Cole

Waller Lansden Dortch & Davis, LLP

Enclosure